November 16, 2010

VIA EDGAR

Ms. Kimberly A. Browning
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:  Claymore Exchange-Traded Fund Trust
     Request for Withdrawal of Post-Effective Amendment
     File Nos. 333-134551 and 811-21906

Dear Ms. Browning:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Claymore Exchange-Traded Fund Trust (the "Trust") respectfully requests withdrawal of the following Post-Effective Amendment to the Trust's Registration Statement on Form N-1A (the "Amendment"):

Post Effective
Amendment Number    Date Filed    Submission Type      Accession Number
----------------    ----------    ---------------    --------------------
     106            11/15/10         485BXT          0000891804-10-005572

The Amendment was intended to delay the effectiveness of Post-Effective Amendment 101 to the Trust's Registration Statement on Form N-1A, but contained incorrect series and class (contract) identifiers for the series of the Trust to which that amendment relates. No securities were sold in connection with the Amendment and the Trust has filed a subsequent 485BXT with the correct series and class (contract) identifiers to delay Post-Effective Amendment 101.

Should you have any questions or comments, please contact Jeremy Senderowicz at
(212) 641-5669.

Sincerely,

/s/ Melissa Nguyen
------------------
Melissa Nguyen
Secretary